As filed with the Securities and Exchange Commission on December 1, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

BEIJING BEIDA JADE BIRD UNIVERSAL

SCI-TECH COMPANY LIMITED
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

The People’s Republic of China
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing H shares of Beijing Beida Jade Bird Universal Sci-Tech Company Limited	50,000,000 American Depositary Shares	$5.00	$2,500,000	$294.25

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

_______________________

EMM-750819_2

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

EMM-750819_2

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 14, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 14, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 13, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Statement that Beijing Beida Jade Bird Universal

Sci-Tech Company Limited furnishes the Commission

with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of ____________, 2005, among Beijing Beida Jade Bird Universal Sci-Tech Company Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not applicable.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on  December 1,  2005.

Legal entity created by the agreement for the issuance

of American Depositary Receipts for H shares of

Beijing Beida Jade Bird universal Sci-Tech Company

Limited.

By:

The Bank of New York,

  As Depositary

By:  /s/ Ulla.M. Erlandsen

        Ulla M. Erlandsen

        Vice President

Pursuant to the requirements of the Securities Act of 1933, Beijing Beida Jade Bird Universal Sci-Tech Company Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the People’s Republic of China, as of December 1, 2005.

BEIJING BEIDA JADE BIRD UNIVERSAL

SCI-TECH COMPANY LIMITED

By: /s/ Xu Zhen Dong

      Name:  Xu Zhen Dong

      Title:  Chairman

Each of the undersigned hereby constitutes and appoints Xu Zhen Dong and Wong Tak Chuen his or her true and lawful attorney-in-fact with power of substitution, in his or her name, place and stead in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated as of December 1, 2005.

/s/ Xu Zhen Dong

Chairman (principal executive officer)

Xu Zhen Dong

/s/ Wong Tak Chuen

Financial Controller

Wong Tak Chuen

(principal financial and accounting officer)

/s/ Zu Zhi Ziang

Executive Director

Zu Zhi Ziang

/s/ Zhgang Wan Zhong

Executive Director

Zhgang Wan Zhong

__________________________________

Director

Simon Lo Lin Shing

/s/ Liu Yong Jin

Director

Liu Yong Jin

/s/ Hao Yi Long

Director

Hao Yi Long

__________________________________

Director

Wu Min Sheng

__________________________________

Director

Li Li Zin

__________________________________

Director

Wang Chao Yong

/s/ Prof. Nan Ziang Hao

Director

Prof. Nan Ziang Hao

__________________________________

Director

Prof. Ambrose Chin Man Chung

PUGLISI & ASSOCIATES

Authorized Representative in the United States

By:  /s/ Gregory F. Lavelle

       Gregory F. Lavelle

        Managing Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of ____________, 2005, among Beijing Beida Jade Bird Universal Sci-Tech Company Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.
5	Certification under Rule 466.